EXHIBIT 99.1

Press Release dated February 17, 2005 announcing TIM Hellas Telecommunications SA’s full year 2004 financial and customer results.

TIM Hellas Telecommunications SA

TIM HELLAS 2004 FINANCIAL RESULTS:

TOTAL OPERATING REVENUES GREW 3.9% to REACH € 839.8 MILLION
EBITDA AT € 243.6 MILLION, MARGIN AT 31.0% OF SERVICE REVENUES
NET INCOME AT € 78.8 MILLION
STABLE DIVIDEND OF € 0.10 PER SHARE PROPOSED

ATHENS, February 17, 2005 – TIM Hellas Telecommunications SA (NASDAQ: TIMHY; Amsterdam: TIMHY), today announced full year 2004 financial and customer results.

Financial Performance

Total operating revenues increased by 3.9% to € 839.8 million up from € 808.5 million in 2003, despite the approximate 31% year-on-year decrease in fixed-to-mobile interconnection tariffs. Service revenues grew by 3.1% year-on-year to € 785.5 million, up from € 761.9 million in 2003.

The increase seen in the company’s total operating revenues was primarily sustained by:

•	Higher monthly fee revenues that increased 29.6% year on year, deriving from the continued uptake of our bundled-minutes based packages;

•	Increasing mobile-to-mobile interconnection revenues (up 34.6% year-on-year inclusive of SMS interconnection), resulting mainly from increased traffic;

•	Higher handset sales (up 16.5% year-on-year) that reached € 54.3 million, as a result of increased sales of high-end “innovative” terminals through the company’s direct distribution channel of “TIM” stores that accounted for around 77% of total handsets sold in 2004.

EBITDA1 (operating income before depreciation & amortization) for 2004 declined to € 243.6 million, compared with € 275.7 million in 2003, mainly affected by the much lower contribution from fixed-to-mobile interconnection, as well as the following one-off costs:

•	The significant re-branding related expenses totaling € 17.9 million

•	The extra € 5.4 million Mobitel case related costs; as well as

•	The €1.7 million compensation expense related to the company’s share capital increase following the exercise of its stock option plan in November 2004.

Consequently, the EBITDA margin on total revenues came in at 29.0% in 2004, versus 34.1% in 2003, or 31.0% of service revenues versus 36.2% last year.

Excluding the re-branding effect, the stock option plan related compensation expense, as well as the extra provision related to the Mobitel case, “Adjusted” EBITDA would have reached € 268.7 million, translating to an “Adjusted” EBITDA margin on total revenues of 32.0%, or 34.2% on service revenues.2

Cost of sales and services provided was € 385.6 million for the year, representing 49.1% of service revenues, compared to last year’s level of 43.5%. This rise was mainly due to increased mobile-to-mobile interconnection charges— up 34.6% year-on-year primarily as a result of increased call volumes, as well as to the introduction of SMS interconnection payments among the Greek operators in April 2004.

Selling, General and Administrative expenses were € 327.9 million in 2004, versus € 303.1 million last year. These expenses represented 41.7% of service revenues in the year, up from 39.8% in 2003, mainly as a result of the aforementioned one-off expenses.

TIM Hellas Telecommunications SA

In 2004, operating income was € 121.1 million or 15.4% of service revenues, versus € 166.9 million in 2003, also affected by higher depreciation and amortization expenses stemming from the continuous increase in the company’s fixed assets, as well as the commencement of UMTS license amortization in the beginning of 2004 that accounted for € 8.0 million in the period.

The company’s earnings before taxes for the year were € 111.1 million, representing 14.1% of service revenues, versus € 156.1 million in 2003.

Despite the decline in the earnings before taxes, TIM Hellas recorded a net income of € 78.8 million, versus € 91.6 million in 2003, supported by a 49.1% drop in income taxes as a result of the eligibility of the Mobitel case related payment as a tax deductible item, as well as a lower provision for deferred income taxes due to a significant decline in the corporate nominal tax rate in Greece, from 2005 onwards.

The company’s Board of Directors has proposed a dividend of € 0.10 per share— stable versus 2003, pending approval by the Annual General Assembly, despite of a net income level lower than last year.

Cash flow from operations came in at € 145.6 million in the period, financing capital expenditures of € 141.3 million, and resulting in positive levered free cash flow generation of € 4.3 million. However, if we were to exclude the € 48.4 million cash outflow for the one-off payments related to the Mobitel case and re-branding campaign, adjusted cash flow from operations would have been € 194.0 million, translating into a positive levered free cash flow of € 52.7 million.

The company’s net financial debt dropped marginally to € 165.9 million, versus € 167.3 million at the end of 2003.

The results are un-audited and based on US Generally Accepted Accounting Principles (US GAAP).

Customer Results

At year-end 2004, TIM Hellas’ customer base dropped to a lower level than that seen at the end 2003, with total customers coming in at 2,323,866, mainly due to an overall lower prepaid customer base and as a result of increased competition in the mature Greek mobile market. At the end of December, TIM Hellas’ customer base was composed of 65.4% prepaid customers and 34.6% of contract subscribers.

During 2004, the company strengthened its retention of high-value customers, illustrated by the increase in usage: TIM Hellas’ total traffic minutes grew by 13.9% during 2004 to 3,087 million minutes, while average monthly traffic per customer (Blended AMOU) increased by approximately 25.5% to 106.4 minutes in 2004, versus 84.8 minutes in the previous year. More specifically, contract AMOU rose by 18.8% to 238.7 minutes and prepaid AMOU grew to 39.7 minutes, up 12.4% versus last year.

Consequently, blended ARPU increased by 13.7% to € 27.1, supported by a rise both in contract ARPU that grew by 6.6% to € 49.9 in the period, as well as in prepaid ARPU that reached € 13.0, up 6.7% year-on-year.

“2004 was a challenging year for TIM Hellas. Increasing competitive and regulatory pressure in combination with company-specific strategic initiatives— that though sound, strained this year’s results— led to an erosion in business margins and overall profitability,” stated Mr. Socrates Kominakis, TIM Hellas’ Chief Executive Officer. “Nonetheless, we will shift our full focus and resources to return TIM Hellas to the solid profitability levels seen in the past years.”

TIM Hellas Telecommunications SA

[1]

EBITDA Breakdown

In € thousands	2003	2004	% Change
Total Operating Revenues	808,540	839,834	+3.9%
Total Operating Costs	641,657	718,768	+12.0%
Operating Income	166,883	121,066	-27.5%
Depreciation and Amortization	108,781	122,576	+12.7%
EBITDA	275,664	243,642	-11.6%
EBITDA margin on total revenues	34.1%	29.0%

[2]

“Adjusted” EBITDA Breakdown

Adjusted to exclude the effect of the re-branding related advertising expenses, the Mobitel case related extra provision and the stock option plan exercise related compensation expense

In € thousands	2004
Total Operating Revenues	839,834
Total Operating Costs	718,768
Re-branding Costs	17,918
Mobitel Case related extra provision	5,385
Stock option plan related compensation expense	1,725
“Adjusted” total Operating costs	693,740
“Adjusted” Operating Income	146,094
Depreciation and Amortization	122,576
“Adjusted” EBITDA	268,670
“Adjusted” EBITDA margin on total revenues	32.0%

[3]	Levered free cash flow is defined as “Net Cash provided by Operating Activities” minus “Net Cash used in Investing Activities”.

[4]	Net financial debt is defined as short-term borrowings plus short-term debt due to related companies plus current maturities of long-term debt plus long-term debt, net of current maturities plus long-term debt due to related companies minus cash and cash equivalents.

[5]	Contract ARPU is defined as total contract customers service revenues divided by 12, over the period’s average contract customers. Prepaid ARPU is defined as total prepaid customers service revenues divided by 12, over the period’s average prepaid customers. Blended ARPU is defined as total service revenues divided by 12, over the period’s average customers.

TIM Hellas Telecommunications SA

TIM HELLAS TELECOMMUNICATIONS S.A.
BALANCE SHEETS
AS OF DECEMBER 31, 2003 (AUDITED) AND 2004 (UNAUDITED)
AMOUNTS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

	December 31,
	2003	2004	2004
ASSETS	Euro	Euro	U.S. $ (1)

CURRENT ASSETS
Cash and cash equivalents	66,769	14,084	19,067
Accounts receivable, net of allowance for doubtful accounts of €44,590 as of December 31, 2003 and €34,663 as of December 31, 2004	132,191	107,048	144,922
Amounts due from related companies	2,570	2,539	3,437
Inventories, net	8,783	8,601	11,644
Deferred income taxes	10,396	8,276	11,203
Other current assets	8,493	9,583	12,973

Total current assets	229,202	150,131	203,246

OTHER ASSETS
Other	2,597	3,441	4,659

	2,597	3,441	4,659

PROPERTY, PLANT AND EQUIPMENT
Cost	1,024,199	1,151,970	1,559,537
Less: Accumulated depreciation	(455,628)	(546,486)	(739,832)

	568,571	605,484	819,705

DISTRIBUTION NETWORK
Cost	29,347	29,347	39,730
Less: Accumulated amortization	(14,673)	(17,609)	(23,838)

	14,674	11,738	15,892

LICENSES
Cost	267,694	267,694	362,404
Less: Accumulated amortization	(56,410)	(71,463)	(96,747)

	211,284	196,231	265,657

TOTAL ASSETS	1,026,328	967,025	1,309,159

(1) Exchange rate used for the convenience translation of the December 31, 2004 balances: U.S. $ 1.3538 per € 1.00.

TIM Hellas Telecommunications SA

TIM HELLAS TELECOMMUNICATIONS S.A.
BALANCE SHEETS
AS OF DECEMBER 31, 2003 (AUDITED) AND 2004 (UNAUDITED)
AMOUNTS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

	December 31,
	2003	2004	2004
	Euro	Euro	U.S. $(1)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	168,215	138,433	187,410
Short-term debt due to related companies	—	20,000	27,076
Current maturities of long-term debt	74,067	—	—
Amounts due to related companies	17,416	13,104	17,740
Taxes other than income	5,452	1,148	1,555
Income taxes payable	44,546	20,358	27,562
Deferred revenue	22,788	19,244	26,053
Current portion of capital lease obligations	991	717	970
Other current liabilities	14,303	36,582	49,524
Liability for asset retirement obligation S/T	486	1,052	1,425

Total current liabilities	348,264	250,638	339,315

LONG-TERM LIABILITIES
Long-term debt, net of current maturities	100,000	100,000	135,380
Long term debt due to related companies	60,000	60,000	81,228
Staff retirement indemnities	1,688	2,252	3,049
Deferred income taxes	21,721	17,526	23,727
Other long-term liabilities	38,692	25,954	35,135
Capital lease obligations, less current portion	6,903	6,186	8,375
Liability for asset retirement obligation L/T	9,644	10,277	13,914

	238,648	222,195	300,808

COMMITMENTS AND CONTINGENCIES	37,897	14,047	19,017

SHAREHOLDERS’ EQUITY
Common Stock par value €1.52 December 31, 2003 & €1.53 December 31, 2004 (Shares authorized, issued and outstanding 83,193,220 in December 31, 2003 and 83,876,720 in December 31, 2004)	127,287	128,331	173,735
Additional paid-in capital	71,186	78,244	105,927
Retained earnings and statutory reserves	203,046	273,570	370,357

Total shareholders’ equity	401,519	480,145	650,019

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,026,328	967,025	1,309,159

(1) Exchange rate used for the convenience translation of the December 31, 2004 balances: U.S. $ 1.3538 per € 1.00

TIM Hellas Telecommunications SA

TIM HELLAS TELECOMMUNICATIONS S.A.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 (AUDITED) AND 2004 (UNAUDITED)
AMOUNTS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

	Year ended December 31,
	2003	2004	2004
	Euro	Euro	U.S. $(1)
Operating revenues:
Revenues from telecommunication services	761,934	785,545	1,063,470
Sales of handsets and accessories	46,606	54,289	73,496

Total operating revenues	808,540	839,834	1,136,966

Cost of sales and services provided:
Cost of services provided	(254,570)	(313,173)	(423,975)
Cost of sales of handsets and accessories	(76,850)	(72,408)	(98,026)

Total cost of sales and services provided	(331,420)	(385,581)	(522,001)

Gross profit	477,120	454,253	614,965
Provision for doubtful accounts	(7,100)	(5,290)	(7,162)
Selling, general and administrative expenses	(303,137)	(327,897)	(443,906)

Operating income	166,883	121,066	163,897

Interest and other financial income / (expense), net:
Interest expense	(12,234)	(9,403)	(12,729)
Interest income	1,193	918	1,243
Other financial expense, net	223	(1,443)	(1,954)

	(10,818)	(9,928)	(13,440)

Income before taxes	156,065	111,138	150,457
Provision for income taxes	(63,446)	(32,295)	(43,721)
Net Income before cumulative effect of change in accounting principle, net of tax	92,619	78,843	106,736
Cumulative effect of change in accounting principle, net of tax of €588	(1,000)	—	—

Net income	91,619	78,843	106,736

Amounts per common share :
Income before cumulative effect of change in accounting principle	1.11	0.95	1.28
Cumulative effect of change in accounting principle, net of tax	(0.01)	—	—
Net income per share – basic and diluted	1.10	0.95	1.28

Weighted average shares outstanding-basic and diluted	83,193,220	83,239,907	83,239,907

(1) Exchange rate used for the convenience translation of the December 31, 2004 balances: U.S. $ 1.3538 per € 1.00

TIM Hellas Telecommunications SA

TIM HELLAS TELECOMMUNICATIONS S.A.
STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2003 (AUDITED) AND 2004 (UNAUDITED)
AMOUNTS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

	Year ended December 31,
	2003	2004	2004
	Euro	Euro	U.S. $(1)
Cash Flows from Operating Activities:
Net income	91,619	78,843	106,736
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	108,781	122,576	165,944
Deferred income taxes	7,626	(2,075)	(2,808)
Provision for staff retirement indemnities	471	605	819
Provision for commitments and contingencies	2,500	6,585	8,915
Provision for doubtful accounts	7,100	5,290	7,162
Provision for asset retirement obligation	312	542	733
Losses / (gains) on disposal of assets	—	548	742
Cumulative effect of change in accounting principle, net of tax	1,000	—	—
Compensation Expenses for Stock Option Plan	—	1,725	2,335
Changes in operating assets and liabilities:
Accounts receivable	(11,308)	19,853	26,877
Inventories	(1,068)	182	247
Other current assets	(2,858)	(1,904)	(2,576)
Account payable	12,825	(29,853)	(40,414)
Income taxes payable	4,038	(24,188)	(32,745)
Deferred revenue and other current liabilities	8,878	(2,660)	(3,604)
Commitments and Contingencies	—	(30,435)	(41,203)
Net Cash provided by Operating Activities	229,916	145,634	197,160

Cash Flows from Investing Activities:
Capital expenditures	(137,579)	(141,329)	(191,332)

Net Cash used in Investing Activities	(137,579)	(141,329)	(191,332)

Cash Flows from Financing Activities:
Proceeds from issuing stock	—	6,377	8,634
Net Proceeds from short-term borrowings due to related companies	—	20,000	27,076
Repayment of long-term debt	(48,000)	(74,067)	(100,272)
Net movement in capital lease obligations	(4,830)	(981)	(1,329)
Payment of dividends	(8,319)	(8,319)	(11,262)

Net Cash used in Financing Activities	(61,149)	(56,990)	(77,153)

Net increase/ (decrease) in cash and cash equivalents	31,188	(52,685)	(71,325)
Cash and cash equivalents at beginning of the year	35,581	66,769	90,392

Cash and cash equivalents at end of the year	66,769	14,084	19,067

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for:
- Interest, net of amounts capitalized	10,917	6,876	9,309
- Income taxes	47,035	58,456	79,138

	57,952	65,332	88,447

(1) Exchange rate used for the convenience translation of the December 31, 2004 balances: U.S. $ 1.3538 per € 1.00.

TIM Hellas Telecommunications SA

TIM HELLAS TELECOMMUNICATIONS S.A.
ANALYSIS OF OPERATING REVENUES AND EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2003 (AUDITED) AND 2004 (UNAUDITED)
AMOUNTS IN THOUSANDS

	Year ended December 31,
	2003	2004
	EUR	EUR
A. OPERATING REVENUES
Monthly service fees	102,281	132,542
Airtime revenues:
Outgoing calls	164,211	165,351
Incoming calls from fixed line networks	123,473	84,423
Incoming calls from other mobile operators’ network	119,397	150,807
Incoming SMS from other mobile operators’ network	—	9,942
Prepaid airtime cards	153,292	147,296
Roaming revenues from Company’s customers	15,028	17,233
Roaming revenues from customers of international GSM network operators	36,955	38,273
Data communications & messages	42,684	35,247
Other	4,613	4,431

Total revenues from telecommunication services	761,934	785,545

Operating revenues from equipment sales	46,606	54,289
Total operating revenues	808,540	839,834

B. COST OF SALES AND SERVICES PROVIDED
Interconnection charges from fixed line operators	20,726	18,314
Interconnection charges from other mobile operators	118,380	159,383
Depreciation	65,175	77,786
Roaming charges from international GSM network operators	13,342	15,591
Payroll	14,611	16,394
Leased lines	2,970	3,072
Utilities	4,672	5,574
SIM cards	3,210	2,767
Installations’ rentals	11,484	14,292

Total cost of services provided	254,570	313,173
Cost of sales of handsets and accessories	76,850	72,408
Total cost of sales & services provided	331,420	385,581

C. SELLING, GENERAL & ADMINISTRATIVE EXPENSES
Commissions to dealers	103,724	100,485
Management fees	15,349	15,151
Advertising expenses	17,155	31,811
Payroll	34,161	35,733
Depreciation & Amortization	43,606	44,790
Repairs & maintenance	30,015	32,261
Consultancy and other third party fees	18,013	19,941
Provision for litigation and claims	2,500	6,585
Utilities	8,855	8,248
Rentals	13,726	9,946
Other	16,033	22,946

Total selling, general & administrative expenses	303,137	327,897

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Contact: Investor Relations: Rania Bilalaki +30 210 6158585

TIM Hellas Telecommunications SA (Nasdaq: TIMHY; Amsterdam: TIMHY) is at the forefront of mobile communications in Europe and its TIM brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.